Filed by SBC Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: AT&T Corp.

Commission File No.: 1-01105

DIRECT TESTIMONY OF CHRISTOPHER RICE

Executive Vice President – Network Planning and Engineering

SBC Communications Inc.

May 4, 2005

DIRECT TESTIMONY OF CHRISTOPHER RICE

Executive Vice President – Network Planning and Engineering

SBC Communications Inc.*

I.                                         INTRODUCTION

Q1.                            PLEASE STATE YOUR NAME AND TITLE.

A1.                             My name is Christopher Rice.  I am Executive Vice President – Network Planning and Engineering for SBC Communications Inc. (“SBC”).

Q2.                            PLEASE DESCRIBE YOUR JOB RESPONSIBILITIES.

A2.                             I am responsible for enterprise-wide technology direction, new technology introduction, platform development, engineering, planning, network methods and procedures, deployment guidelines, advanced switching and routing, and SBC Laboratories.

Q3.                            WHAT IS THE PURPOSE OF YOUR TESTIMONY?

A3.                             The purpose of my testimony is to explain the benefits, in terms of quality of service and products, that customers in New Jersey can expect to receive as a result of SBC’s merger with AT&T.  These benefits fall into four broad categories: (a) benefits from network integration, (b) more innovation in networks and services, and faster roll-out of new and existing services to our customers, (c) our ability to make available to small- and medium-sized business customers, as well as to residential customers, services that AT&T offers only to enterprise customers, and (d) new services that we will be able to offer with AT&T’s network assets.  As I explain in more detail below, SBC anticipates that these

* Please see the Investor Disclosure Statement included as Attachment A to this testimony.

benefits will be realized both in and out of SBC’s traditional 13-state region.  Customers in New Jersey thus stand to benefit substantially from the proposed merger.

II.                                     THE MERGER WILL ENHANCE NETWORK INTEGRATION AND THEREBY INCREASE SERVICE QUALITY

Q4.                            YOU MENTION NETWORK INTEGRATION AS A BENEFIT TO CUSTOMERS.  PLEASE DESCRIBE WHAT YOU MEAN BY NETWORK INTEGRATION.

A4.                             Once the acquisition is completed, SBC will integrate the current SBC network assets with the current AT&T network assets.  While, in general, the networks are complementary, there are areas of overlap in network facilities.  Following the merger, we will be able to re-distribute traffic across the now-combined network to achieve a more efficient distribution of traffic, thereby carrying traffic more efficiently (at lower average unit cost) on the previously-under-utilized network segments, and saving the cost of augmenting facilities on the previously-over-taxed network segments.  In some places, network equipment or facilities that will no longer be necessary in their current application or location will be re-deployed in other locations or other services, thereby utilizing our capital more efficiently.  And there will be network facilities that can be retired, thereby saving the recurring costs of maintaining and operating those facilities.

Q5.                            HOW WILL THIS BENEFIT CUSTOMERS IN NEW JERSEY?

A5.                             In several ways.  First, the merged company will be better able to provide efficient, high-quality service to the numerous enterprise customers that AT&T serves today in New Jersey.  One of the primary aims of the merger is to create a national and international end-to-end network that will allow for the more efficient transmission of the high-volumes of traffic enterprise customers generate, at the quality of service these customers are increasingly demanding.  Many of these customers are located in New Jersey taking service from AT&T today, and the merger will allow them to be served more efficiently and with a higher quality of service.

Second, the network integration described above will permit the company to provide a more robust voice-over-Internet-protocol (“VoIP”) product to the mass market.  As Mr. Kahan explains in his testimony, SBC expects the merged company to more aggressively deploy and market the mass-market VoIP product that AT&T rolled out in the wake of its decision to cease actively marketing traditional wireline local and long-distance service to the mass market.  The network integration benefits I have described are among the reasons that the merged company will be able to undertake this more aggressive strategy, and mass-market customers in New Jersey can expect to see the benefits.

Third, although SBC does not at this point have a substantial competitive presence in New Jersey, its SBC Telecom and SBC Long Distance affiliates do serve some customers in the state.  The network integration benefits I have described will allow those customers to be served more efficiently.  In particular, the reach and density of the AT&T network should reduce mileage charges for the combined company that we must pay to other providers to gain access to our customers in New Jersey.

Q6.                            CAN YOU PROVIDE A CONCRETE EXAMPLE OF HOW NETWORK INTEGRATION CAN PROVIDE A BENEFIT TO CUSTOMERS, PARTICULARLY IN THE IP CONTEXT?

A6.                             Yes.  Integrating the two networks will allow us to move SBC’s Internet-bound traffic (both domestic-bound and international-bound) onto AT&T’s network, achieving greater economies of scale.  Significantly, this will allow SBC to take on AT&T’s Tier 1 status as an Internet backbone provider.  Currently, despite the fact that SBC is a leading Internet service provider, it is not a Tier 1 backbone provider.  Integrating the networks will allow the combined network to hand off Internet traffic on a direct peering basis.  Such an arrangement is more efficient from an engineering viewpoint, and reduces the cost of hand-offs of Internet traffic to other carriers. This will increase efficiency by up to 25% to 50% over current traffic handling. In addition, with the AT&T backbone and the resulting increase in direct peering relationships, even where the Internet traffic on our network is destined for other networks, we will carry that traffic on our network for a longer duration, thereby enabling us to better manage the quality of the traffic as it is delivered to the other carrier(s) with which we will have a (Tier 1) direct peering relationship.  By thus reducing the total number of hand-offs the traffic will experience as it travels among carriers, this integration will improve reliability, reduce latency (delay in signal flow), and therefore allow us to provide a higher quality of service (“QoS”).  And these benefits, in turn, will allow the merged company to provide more efficient, higher quality services to enterprise customers in New Jersey, and it will also support the merged company’s efforts to deploy a VoIP product to the mass market, both in and out of SBC’s traditional 13-state region.

Q7.                            HOW WILL THIS NETWORK INTEGRATION AFFECT QUALITY OF SERVICE FOR CUSTOMERS?

A7.                             The network integration resulting from the merger will improve quality of service.  As I explained above, it will result in more traffic being carried entirely on our network.  Increasing the on-net traffic over a greater percentage of the distance between the origination and destination points allows us to better manage that traffic.  Better management again reduces latency, and therefore allows us to offer our customers better service.  We will also be able to offer our customers improved reliability and security.  And, again, this improved quality of service will benefit the customers that AT&T and SBC already serve in New Jersey, as well as the customers (both enterprise and mass market) that they hope to serve.

III.                                 THE MERGER WILL INCREASE THE PACE OF INNOVATION AND THE DEPLOYMENT OF NEXT GENERATION SERVICES

Q8.                            PLEASE DESCRIBE HOW THE MERGER WILL AFFECT INNOVATION AND THE INTRODUCTION OF NEW SERVICES.

A8.                             The merger will allow the combined company to increase the pace of innovation, roll-out new services more quickly, and offer those services to a broader range of customers.  Moreover, the combined company will have a greater incentive to invest in new products and services than would either company alone.  Because technical innovations are generally applicable to a broad range of services, the incentive to invest in such innovations is greatest when the resulting innovation can be offered across multiple services and to the broadest range of customers, allowing the innovator the maximum opportunity to earn the full benefits of the innovation.

Q9.                            HOW DOES OFFERING A BROADER RANGE OF SERVICES LEAD TO GREATER INNOVATION?

A9.                             As Dr. Eslambolchi explains in his testimony, today, AT&T focuses it service offerings on enterprise customers, and the industry-leading innovations developed by AT&T Labs are accordingly directed at those customers.  This deprives AT&T of the opportunity to reap benefits of innovation directly from other customer groups.  And while SBC serves all customers, residential and business, its traditional focus has been on residential and small and medium-sized business customers.  More importantly, SBC is primarily confined to only a portion of the country, reducing the scope over which it can realize the benefits of innovation.  Once the transaction is completed, however, the combined company will be able to realize the benefits of innovation across the entire country and across all customer groups.  This will increase the incentive of the combined company to engage in innovation.

Importantly, the increased innovation that I’ve described above (and that Dr. Eslambolchi discusses at length) will benefit customers in New Jersey.  As Mr. Kahan discusses in his testimony, the merged company is anticipated to be a more robust competitor in both the enterprise and mass markets, both in and out of SBC’s region.  The increased innovation that will result from the merger will therefore not be restricted to any particular type of customer or geographic region, but rather will create benefits to all customers nationwide, including in New Jersey.

Q10.                     DO YOU EXPECT THE COMBINED COMPANY TO INCREASE CAPITAL EXPENDITURES IN ORDER TO ACHIEVE THESE INNOVATIONS?

A10.                       Yes.  My understanding is that AT&T has budgeted $200 million dollars per year for five years for research on a number of initiatives.  SBC expects higher capital spending totaling approximately $2 billion (before synergies) over the first several years after closing than would likely have been incurred by the two companies absent the merger.  Furthermore, although it is impossible to say at this point how much of this spending will occur in any particular jurisdiction, it is worth noting that, as Mr. Kahan explains in his testimony, AT&T’s Network Operations Center (“NOC”) and AT&T Labs are both located in New Jersey.  Much of the increased capital spending that SBC expects in the wake of the merger will go to improving and enhancing the merged company’s global, end-to-end network, a substantial portion of which is supported by the NOC, as well as to furthering the innovation that has been the hallmark of AT&T Labs for decades.

Q11.                     CAN YOU PROVIDE AN EXAMPLE OF HOW AN INNOVATION CAN BE EXTENDED TO NEW CUSTOMER GROUPS?

A11.                       Yes.  AT&T is currently developing proprietary security solutions that exceed the capabilities available from other sources, and it plans to offer these solutions to its enterprise customers.  Post merger, SBC will offer these services throughout the full range of business customers of the combined company, including enterprise, medium, and small businesses.

Q12.                     PLEASE PROVIDE MORE INFORMATION REGARDING THIS SECURITY SOLUTION.

A12.                       It is a network protection service that identifies viruses and worms before they infect networks.  This solution monitors network traffic for anomalies.  When they are identified, the system reroutes the abnormal packets for cleansing.  Once the packets are sanitized, they are forwarded on to their destination.  This protects the customer’s network from infection, thereby increasing network reliability and security.

Q13.                     WILL THIS INCREASED INNOVATION BENEFIT NEW JERSEY CUSTOMERS?

A13.                       Absolutely.  The innovation we expect from the combined company will directly impact customers in New Jersey who purchase services from the new, combined SBC/AT&T.  Indeed, as with the security solution I described above, many of these innovations will come in the area of Internet and IP enabled services, an area in which, as Dr. Eslambolchi explains, AT&T Labs has been a long-time industry leader.  So, whether the customer is, on the one hand, a consumer that subscribes to the merged company’s mass-market VoIP product, or, on the other, an enterprise customer purchasing a suite of data services, the merger will provide meaningful, direct benefits to customers in New Jersey.

IV.                                THE MERGER WILL INCREASE COMPETITION IN NEW JERSEY

Q14.                     HOW WILL THE PROPOSED MERGER AFFECT COMPETITION IN NEW JERSEY?

A14.                       The combined company will be a more efficient and robust competitor, offering a broader array of services, to a broader spectrum of customers than either company could on its own.  Currently, SBC on its own lacks the necessary array of enterprise services and the ubiquitous network needed to support a broad array of services and customers outside the areas where SBC is the incumbent local exchange company.  The merger will change that, creating a viable and efficient global competitor that is able to innovate and provide next generation services to a broad array of customers and customer types.  And, again, SBC fully expects customers in New Jersey, including both mass-market customers and the many enterprise customers located in the state, to reap the benefits.

Q15.                     WHAT CONCLUSIONS HAVE YOU REACHED CONCERNING BENFITS TO NEW JERSEY CUSTOMERS STEMMING FROM THE MERGER.

A15.                       The merger will result in significant benefits to customers in New Jersey.  These include increased efficiency and service quality from network integration, increased innovation in network technology and services, the availability of a broader range of services to a broader range of customers, and increased competition.

Q16.                     DOES THIS CONCLUDE YOUR TESTIMONY?

A16.                       Yes.

Attachment A

In connection with the proposed transaction, SBC filed a registration statement, including a proxy statement of AT&T Corp., with the Securities and Exchange Commission (the “SEC”) on March 11, 2005 (File No. 333-123283).  Investors are urged to read the registration and proxy statement (including all amendments and supplements to it) because it contains important information.  Investors may obtain free copies of the registration and proxy statement, as well as other filings containing information about SBC and AT&T Corp., without charge, at the SEC’s Internet site (www.sec.gov).  These documents may also be obtained for free from SBC’s Investor Relations web site (www.sbc.com/investor_relations) or by directing a request to SBC Communications Inc., Stockholder Services, 175 E. Houston, San Antonio, Texas 78205. Free copies of AT&T Corp.’s filings may be accessed and downloaded for free at the AT&T Investor Relations Web Site (www.att.com/ir/sec) or by directing a request to AT&T Corp., Investor Relations, One AT&T Way, Bedminster, New Jersey 07921.

SBC, AT&T Corp. and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from AT&T shareholders in respect of the proposed transaction. Information regarding SBC’s directors and executive officers is available in SBC’s proxy statement for its 2005 annual meeting of stockholders, dated March 11, 2005, and information regarding AT&T Corp.’s directors and executive officers is available in the registration and proxy statement.  Additional information regarding the interests of such potential participants is included in the registration and proxy statement and other relevant documents filed with the SEC.

Cautionary Language Concerning Forward-Looking Statements

Information set forth in this document contains financial estimates and other forward-looking statements that are subject to risks and uncertainties, and actual results might differ materially  Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving SBC and AT&T Corporation, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.  Such statements are based upon the current beliefs and expectations of SBC’s and AT&T’s management and are subject to significant risks and uncertainties.  Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of AT&T shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues.  Additional factors that may affect future results are contained in SBC’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site http://www.sec.gov.  SBC disclaims any obligation to update and revise statements contained in this presentation based on new information or otherwise.

This document may contain certain non-GAAP financial measures.  Reconciliations between the non-GAAP financial measures and the GAAP financial measures are available on SBC’s Web site at www.sbc.com/investor_relations.